May 31, 2018

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Strategic Income Fund LLC ("Company")
File Nos: 333-183061 and 811-22730
CIK No. 0001555553
Accession No. 0001722478-18-000028 EDGAR Submission Type RW Withdrawal Request of the Company's Registration Statement on Form N-14 (File No. 333-224816)

Dear Sir/Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company, hereby respectfully requests the withdrawal of the its combined Proxy Statement and Registration Statement on Form N-14 (the "Registration Statement"), filed with the U.S Securities and Exchange Commission (the "Commission") on May 10, 2018 via EDGAR pursuant to Rule 488.

The Company seeks to withdraw the Registration Statement because the Company should not have been included as a co-Registrant of the above-referenced filing. This request is on behalf of the Company and does not attempt to withdraw the Registration Statement filed by the PPM Funds (File No. 333-224815).

As the Registration Statement has not become effective, no securities being registered pursuant to the Registration Statement have been sold in connection with this offering.

Please contact me at (517) 367-4336 with any questions or comments regarding this matter.

Sincerely,

Susan S. Rhee
Vice President, Chief Legal Officer, & Secretary